Danielhouse Studios, Inc.
Notes to the Management Compiled Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Danielhouse Studios, Inc. ("the Company") was formed in 2015 as a residential design and architectural services firm under the name Danielhouse Studios, LLC. The Company operated from 2015-2019 completing residential renovation and interior design projects. The Company identified during this time that sourcing wholesale furniture as an interior designer is incredibly challenging. In 2020, the Company pivoted to solve this problem for other designers by building an e-commerce marketplace for interior designers to shop from 100s of furniture & home goods vendors in one place. The Company's headquarters are in Portland, OR and its customers and vendors are spread across the US and Canada. The Company conducted a crowdfunding campaign under regulation CF in 2023 to raise operating capital. The company also converted to a C Corp on 1/1/2023 in preparation for its crowdfunding campaign under regulation CF.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:
Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Vendor Concentration

The Company's largest vendor accounts for 23% of its purchasing and its top 5 vendors account for 52% of its purchasing.

Revenue Recognition
The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:
Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue in two primary methods:
1- The Company generates subscription revenue. Customers sign up for a monthly or annual membership to access certain features of the ecommerce marketplace. The Company's performance obligation is to maintain an acceptable level of software uptime for users over the subscription period. Monthly subscription revenue is recognized when it is paid by the customer. Annual membership revenue is accrued into Unearned Revenue when it is paid and recognized in monthly increments thereafter.
2- The company generates most of its revenue from customers purchasing products on its ecommerce marketplace. The Company operates like a Consignment Online Retailer. The Company does not carry inventory but places orders with its vendors when customers place orders on its ecommerce store. The Company's performance obligation is the shipment of products. The Company recognizes the revenue from the sale of items on its ecommerce store at the time the item ships from the vendor.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative
General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation
There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes
Prior to 2023, the Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax was recognized on the Statement of Operations. In 2023, the company converted to a C Corp but operated at a net loss so no provision for income tax was recognized on the Statement of Operations in 2023.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS
The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 5 – DEBT for related party transactions.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS
We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT
Convertible Notes - The Company entered into several convertible note agreements for the purposes of funding operations from Q4 2020-Q1 2022. The interest on the notes was 8%. The maturity of the notes is Dec 31, 2023, and the notes automatically convert into preferred stock during a change of control or qualified financing event. The balance of Convertible Notes as of December 31, 2022 was $622,450.

Of the convertible note amounts and terms $287,450 and $215,000 were issued to related parties of the Company as of December 31, 2021, and 2020, respectively.

The Convertible Notes converted into an equity value (principal + interest) in May 2023 per the terms of that conversion agreement.

Loans - The Company has received five loans from private individuals to fund operations. The following describes each loan:

1- $163,700 from the mother of one of the founders with a 7-year term and 12.75% interest. $45,000 of this principal was converted into a Convertible Note in January 2021 and $25,000 of principal was converted into a Convertible Note as well in January 2022.

2- $15,000 from one of the founders with a 7-year term and 8% interest. The full remaining principal balance as of January 2022 was converted into a Convertible Note.

3- $75,000 from a convertible noteholder with a 1-year deferral on payments, an 8-year total term, and 12% interest. Accounts Receivable Factor Loans - The Company entered into two separate agreements with for two

4- $125,000 from a co-founder with a 3-year term and 12% interest.

5- $125,000 from a current investor with a 5-year term and 14% interest.

Accounts Receivable Factor Loans – The company entered into two separate agreements for Merchant Cash Advances. These are working capital advances, paid back from a percentage of future revenue with a factor rate of 1.08. In December of 2022 the company entered into a separate Cash Advance agreement with for working capital with a weekly remittance of $1,892, a factor rate of 1.23, and a total term of 15 months.

Small Business Association Payment Protection Program and Economic Injury Disaster Loan - The Company received three loans from the SBA related to the impact of COVID on the business.

1- $21,200 in May 2020 from the SBA PPP program, 100% forgiven in March 2021.

2- $18,025 in Feb 2021 from the SBA PPP program, 100% forgiven in October 2021.

3- $359,400, first disbursement in May 2020, second disbursement in Aug 2021, with a 30-year term and 3.75% interest. Payment deferral until Nov 2022.

Leases - The Corporation leases its office space under a 27-month operating lease requiring monthly payments of $2,499, except months 2-4 which require only $766. The current lease expires on Feb 9th, 2025.

NOTE 6 – EQUITY
The Company is a C Corp with two classes of stock, Common and Preferred.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 15, 2023, the date these financial statements were available to be issued.

NOTE 8 – GOING CONCERN
The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and will likely continue to realize losses for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES
COVID-19
The spread of COVID-19 has severely impacted many local economies around the globe. In many countries,

businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Daniel House Club
Parent Company : Daniel House
DH PnL - Summary
From Jan 2022 to Dec 2023

Financial Row	FY 2022		FY 2023	
	Amount	Income	Amount	Income
Income	$1,727,443	100%	$4,594,165	100%
Cost Of Sales	$1,707,340	99%	$4,146,933	90%
Gross Profit	$20,104	1%	$447,232	10%
Expense				
61000 - Marketing, Content, & Engagement	$209,407	12%	$404,442	9%
62000 - Technology	$160,617	9%	$307,046	7%
63000 - Payroll, Payroll Taxes, & Benefits	$176,274	10%	$454,970	10%
64000 - Professional Fees	$82,825	5%	$242,408	5%
65000 - General Operating Expenses	$62,165	4%	$161,935	4%
66000 - Charitable Contributions	$17,872	1%	$47,479	1%
Total - Expense	$709,161	41%	$1,618,280	35%
Net Operating Income	($689,057)	(40%)	($1,171,048)	(25%)
Other Income and Expenses	($35,241)	(2%)	($147,561)	(3%)
Net Income	($724,298)	(42%)	($1,318,610)	(29%)

Daniel House Club		
Parent Company : Daniel House		
DH Balance Sheet		
End of Dec 2023		
Financial Row	FY 2022 Amount	FY 2023 Amount
ASSETS		
Current Assets		
Bank	$153,400	$120,400
Accounts Receivable	$26,300	$34,068
Other Current Asset	$107,580	$307,718
Total Current Assets	$287,280	$462,186
Fixed Assets	$4,744	$4,744
Total ASSETS	$292,024	$466,930
Liabilities & Equity		
Current Liabilities		
Accounts Payable	$96,202	$356,614
Credit Card	$192,510	$248,429
Other Current Liability	$378,436	$698,475
Total Current Liabilities	$667,148	$1,303,518
Long Term Liabilities	$1,129,748	$727,602
Equity	($1,504,872)	($1,564,190)
Total Liabilities & Equity	$292,024	$466,930

Daniel House Club		
Parent Company (Consolidated)		
Cash Flow Statement		
From Jan 2022 to Dec 2023		
Financial Row	**FY2022**	**FY2023**
Operating Activities		
Net Income	($724,298)	($1,318,610)
Adjustments to Net Income		
Accounts Receivable	($24,546)	($7,768)
Inventory Asset	($11,127)	($17,352)
Other Current Asset	($59,350)	($143,321)
Accounts Payable	$82,124	$260,412
Other Current Liabilities	$485,672	$375,957
Total Adjustments to Net Income	**$472,773**	**$467,929**
Total Operating Activities	**($251,525)**	**($850,681)**
Financing Activities		
Long Term Liabilities	$145,853	($402,146)
Other Equity	$0	$1,259,292
Total Financing Activities	**$145,853**	**$857,146**
Net Change in Cash for Period	**($105,672)**	**$6,465**
Cash at Beginning of Period	**$259,937**	**$154,265**
Cash at End of Period	**$154,265**	**$160,729**

Daniel House Club		
Parent Company (Consolidated)		
Statement of Changes in Member Equity		
From Jan 2022 to Dec 2023		
Financial Row	**Total Member**	**Equity**
Ending Balance 12/31/2021	$	(780,574)
Net Income (Loss)	$	(724,298)
Ending Balance 12/31/2022	$	(1,504,872)
Net Income (Loss)	$	(1,318,610)
Equity Issued in Convertible Note Convers	$	715,241
Equity Issued in WeFunder Crowdfunding	$	544,050
Ending Balance 12/31/2023	$	(1,564,190)